DD 9/11/13

PUBLIC

[redacted]

SECUI 13014422 SION

RECEIVED 2013 AUG 29 PM 1:54 SEC / TM

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 200
(No. and Street)

Westlake Village	California	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 ext 249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/20/13

KW 9/14/13

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Imc, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn to (or affirmed) before me on this 19 day of July, 2013 by Jerry Sanada proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Cheryl A McEwan
Notary Public

Signature

Chief Financial Officer
Title

CHERYL ANN MCEWAN
Commission # 1872394
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC REPORT

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc., (the Company) as of June 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2013

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2013

Assets

Cash and cash equivalents	$	184,318
Commissions receivable		397,001
Marketable securities, at market value		9,837
Receivable from related party		1,496
Prepaid income taxes		8,800
Prepaid expenses and other		7,613
Total assets	$	609,065

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	23,061
Commissions and compensation payable		119,104
Pension plan payable		12,326
Deferred tax liabilities		78,956
Total liabilities		233,447

Commitments and contingencies

Stockholders' equity

Common stock, no par value, 1,000,000 shares authorized, 109,000 shares issued and outstanding		1,030
Additional paid-in capital		46,970
Retained earnings		327,618
Total stockholders' equity		375,618
Total liabilities and stockholders' equity	$	609,065

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including financial planning, consulting, insurance and brokerage services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of seven (7) years by the straight-line method. At June 30, 2013, all furniture and equipment was fully depreciated.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2013, a total of $8,916 of advertising costs is included in other operating expenses.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholders' equity

Alliance Advisory & Securities, Inc.

Notes to Financial Statements

June 30, 2013

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. At June 30, 2013, these securities are carried at their fair market value of $9,837. The accounting for the mark-to-market on the proprietary account is included in the Statement of Income as net investment gain of $3,036.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ 61,271	$ 61,271
State	800	17,685	18,485
Total income tax expense (benefit)	$ 800	$ 78,956	$ 79,756

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities, at market	$ 9,837	$ 9,837	$ -	$ -
Total	$ 9,837	$ 9,837	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

-

Note 5: CHANGE IN ACCOUNTING POLICY

The Effect of Accounting Change reported was due to changing the timing of advisory fees. The net impact of the timing change was $(170,251). The Company has historically charged fixed-rate advisory fees (retainers for ongoing financial planning services) at quarterly intervals, starting with the month in which the client's contract was signed. The move to calendar quarters for clients resulted in earlier recognition of fees than in the past.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 27, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: RELATED PARTY TRANSACTIONS

The Company is the investment manager for four limited partnerships owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the majority shareholder of the Company. During the year ended June 30, 2013, the Company received $266,750 in revenue for management services to these funds. This amount is included in Commission and Fee income on the accompanying Statement of Income.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2013, the Company incurred $156,000 in occupancy fees. These fees include various administrative expenses, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2013, Jet Alliance (sister company) reimbursed the Company $883 for salaries and benefits, which are included in reimbursed expenses on the Statement of Income.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred on their behalf. For the year ended June 30, 2013, the Company was reimbursed $1,806 for licenses and insurance, which is included in reimbursed expenses on the Statement of Income.

The Company received $6,000 rental income from tenants to which the Company subleases office space on a month-to-month basis. The rental income is included in reimbursed expenses on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

On April 15, 2010, the Company entered into a purchase agreement, whereby the Company agreed to purchase the registered investment advisory, broker/dealer, insurance agency, and financial planning business of another entity. The Company agreed to pay a fixed percentage of the revenues generated from the acquired business over a period of 24 to 48 months. For the year ended June 30, 2013, the Company paid $9,640, under the terms of the purchase agreement.

Contingencies

At June 30, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since tax year 2008.

The Company has a line of credit agreement with Wells Fargo Bank under which it may borrow up to $40,000. Borrowing on the line of credit bears interest at a fixed rate of 7.25%. At June 30, 2013, there is no balance outstanding.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Alliance Advisory & Securities, Inc.

Notes to Financial Statements

June 30, 2013

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2013, the Company had net capital of $317,413 which was $307,114 in excess of its required net capital of $10,299; and the Company's ratio of aggregate indebtedness ($154,491) to net capital was 0.49 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $78,955 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 396,368
Adjustments:		
Retained earnings	$ (70,155)	
Non-allowable assets	$ (8,800)	
Total adjustments		(78,955)
Net capital per audited statements		$ 317,413